ENERTECK CORPORATION
10701 Corporate Drive, Suite 150
Stafford, Texas 77477

VIA EDGAR

September 19, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Dietrich King
100 F Street N.E.
Washington, D.C. 20549

Re:	EnerTeck Corporation Request for Withdrawal of Registration Statement on Form S-1 File No. 333-176558

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), EnerTeck Corporation (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-176558), filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2011, together with all exhibits thereto (the “Registration Statement”).

The Registrant is submitting this request for withdrawal because the Commission’s accommodation for equity line financing arrangements extends only to companies that are listed on a national securities exchange or quoted on the OTC Bulletin Board.  The Registrant confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, securities counsel to the Registrant, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

ENERTECK CORPORATION

By:	/s/ Dwaine Reese
Dwaine Reese,
Chief Executive Officer